                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-72225



                                   PROSPECTUS

                                  AVIGEN, INC.

                                1,725,708 SHARES

                                  COMMON STOCK

Selling stockholders identified in this prospectus are selling 1,725,708 shares of common stock of Avigen, Inc. Of these shares 1,438,090 shares of common stock were sold to the selling stockholders by Avigen in a private financing and 287,618 are issuable upon the exercise of warrants sold to the selling stockholders in the financing. Avigen will not receive any of the proceeds from the sale of shares by the selling stockholders. Avigen's common stock is listed on the Nasdaq national market under the symbol "AVGN." On February 10, 1999, the closing sale price of the common stock, as reported on the Nasdaq National Market, was $5 7/8.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 3.

The Avigen shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution" on page 10.


               THE DATE OF THIS PROSPECTUS IS FEBRUARY 26, 1999.

                               PROSPECTUS SUMMARY

Avigen is a leader in the development of gene therapy products derived from AAV for the treatment of inherited and acquired diseases. Our proposed gene therapy products are designed for in vivo administration to achieve the production of therapeutic proteins within the body. We are developing two broad-based proprietary gene delivery technologies: AAV vectors and the Targeted Vector Integration (TVI") system. We believe AAV vectors can be used to deliver genes for the treatment of brain, liver and prostate cancer, anemia, hemophilia, hyperlipidemia and metabolic storage diseases. We also believe our TVI system will allow us to pursue more effective treatments for blood cell-related diseases, including sick cell anemia, beta-thalassemia and human immunodeficiency virus infection.

The mailing address and telephone number of our principal executive office is 1201 Harbor Bay Parkway, #1000, Alameda, California 94502, (510) 748-7150.

                                 RISK FACTORS

Investing in Avigen's common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information in this prospectus.

THE DEVELOPMENT OF OUR PRODUCTS WILL TAKE SEVERAL MORE YEARS, AND WE CANNOT BE CERTAIN THESE PRODUCTS WILL SATISFY EXISTING CLINICAL AND REGULATORY APPROVAL PROCEDURES.

We are at an early stage of development. Because all of our potential products are in research or early preclinical development, revenues from the sale of any such products are not expected for at least the next several years.

We are engaged in the development of gene therapy products derived from adeno-associate virus ("AAV") for the treatment of inherited and acquired diseases. Gene therapy is a new and rapidly evolving technology. To date, there has been only limited research and development in gene therapy using AAV vectors. We are not aware of any gene therapy products that have obtained marketing approval from the United States Food and Drug Administration. Because there is only limited research regarding the safety and efficacy of AAV vectors, we believe that clinical trials will proceed more slowly than clinical trials involving traditional drugs and biologics.

We cannot assure you that our research and development activities will be completed successfully or will support the initiation of clinical trials or that any proposed products will prove to be efficacious or safe. Before obtaining regulatory approval for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the proposed product is safe and efficacious for its intended use. None of our proposed products has been tested in humans. We may encounter problems with the clinical trials which will require us to delay, suspend or terminate these trials. All of our products in research and development may prove to have undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. Even if successfully developed. We cannot be certain that our products will be cleared for marketing by United States or foreign regulatory authorities or that such products can be manufactured at acceptable cost or that any approved products can be successfully marketed.

WE EXPECT TO CONTINUE TO OPERATE AT A LOSS AND WE MAY NEVER ACHIEVE
PROFITABILITY.

We cannot be certain that we will ever achieve and sustain profitability. To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of September 30, 1998, we had an accumulated deficit of $29.4 million. The process of developing our products will require significant research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability is dependent, in part, on our ability to successfully complete development of our proposed products, obtain required regulatory approvals and manufacture and market our products directly or through partners. We cannot assure you that we will achieve revenues or profitability in the future.

WE MUST MAINTAIN OUR NASDAQ LISTING AND SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE NEEDS.

We will require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our proposed products. We anticipate that our existing capital resources will be adequate to fund our needs for at least the next 12 months. Our future capital requirements will depend on many factors, including:

     o continued scientific progress in research and development programs,

     o the scope and results of preclinical studies and clinical trials,

     o the time and costs involved in obtaining regulatory approvals,

     o the costs involved in filing, prosecuting and enforcing patent claims,

     o competing technological developments,

     o the cost of manufacturing scale-up,

     o the cost of commercialization activities,

     o other factors which may not be within our control.

We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. If we raise additional funds by issuing equity securities, there may be further dilution to existing stockholders. We cannot assure you that we will be able to enter into such collaborative or financing arrangements on acceptable terms or at all. Without such additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs.

We believe that maintaining our listing on the Nasdaq National Market is central to our ability to raise additional funds as well as to provide liquidity to investors. We failed temporarily to meet the Nasdaq net tangible asset listing requirement at June 30, 1998. However, the proceeds from a recent financing allowed us to meet the Nasdaq net tangible asset listing requirement, on a proforma basis, for the first quarter of fiscal 1999. We may be required to generate sufficient revenue or raise additional capital to maintain Nasdaq listing requirements through fiscal year end 1999.

WE DO NOT CURRENTLY HAVE A CORPORATE PARTNER, AND OUR BUSINESS DEPENDS ON ATTRACTING AND RETAINING CORPORATE PARTNERS

We do not currently have a corporate partner relationship with respect to any of our technologies or potential products. Given the very high cost of funding clinical trials and bringing a proposed product through the governmental approval process to the commercial market, we believe that successful development and commercialization of our technologies and products will depend in large part on our ability to establish one or more such relationships. We may not be able to establish relationships on favorable terms, if at all. In addition, if we fail to raise needed future capital we could be at a disadvantage in negotiating favorable terms with potential corporate partners.

WE MAY BE REQUIRED TO OBTAIN RIGHTS TO PROPRIETARY GENES AND OTHER TECHNOLOGIES

We currently investigate and use certain gene sequences or proteins encoded by those sequences that are or may become patented by others. As a result, we may be required to obtain licenses to such gene sequences or proteins or other technology in order to test, use or market such products. For example, in connection with our anemia program, we may need to obtain a license to a gene for erythropoietin. We may not be able to obtain such a license on terms favorable to us, if at all. In connection with our efforts to obtain rights to such gene sequences or proteins, we may find it necessary to convey rights to our technology to others. Some of our gene therapy products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. Such cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate such royalty adjustments.

WE MUST ACHIEVE CERTAIN MILESTONES TO RETAIN CERTAIN LICENSES TO OUR INTELLECTUAL PROPERTY

We have entered into agreements for the license from third parties of certain technologies related to our gene therapy product development programs. Certain of these license agreements provide for the achievement of development milestones at various times beginning in February 1997. If we fail to achieve such milestones or to obtain extensions, the licensor may terminate certain of the license agreements with relatively short notice to us. Termination of any of our license agreements could have a material adverse effect on our business.

OUR PRODUCTS MAY NOT BE ACCEPTED BY PHYSICIANS AND INSURERS

Our success is dependent on acceptance of our gene therapy products. We believe that recommendations by physicians and health care payors will be essential for market acceptance of our gene therapy products. In the past, there has been concern regarding the potential safety and efficacy of gene therapy products derived from pathogenic viruses such as retroviruses and adenoviruses. While our proposed gene therapy products are derived from AAV which is a non-pathogenic virus, we cannot be certain that physicians and health care payors will conclude that the technology is safe. In addition, health care payors can indirectly affect the attractiveness of our proposed products by regulating the maximum amount of reimbursement they will provide for such proposed products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third party payors, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO SATISFY GOVERNMENT REGULATIONS RELATING TO THE DEVELOPMENT, MARKETING AND MANUFACTURING OF OUR PRODUCTS IN THE U.S.

We may not receive approval from regulatory authorities to market any of our products. The production and marketing of our proposed products and ongoing research and development activities are subject to extensive regulation by governmental authorities in the United States and foreign countries. At the present time, we believe that our products will be regulated as biologics by the FDA and by comparable foreign regulatory bodies. Gene therapy is, however, a relatively new technology and has not been extensively tested in humans. The regulatory requirements governing gene therapy products are uncertain and are subject to change. No gene therapy products have been approved to date in the United States or any foreign country. Failure to comply with applicable FDA or other regulatory requirements may result in the following:

     o    criminal prosecution,

     o    civil penalties,

     o    recall or seizure of products,

     o    total or partial suspension of production or injunction,

     o    other legal or regulatory actions.

We are currently conducting preclinical studies and planning clinical trials of our AAV vectors. Prior to marketing in the United States, any drug developed by us must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and efficacious, typically takes several years or more depending on the type, complexity and novelty of the product, and requires a substantial commitment of resources. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals, particularly because gene therapy is a novel method of treatment and regulatory requirements are evolving and uncertain. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practices regulations. Before commencing clinical trials, we must submit to and receive FDA authorization of an investigational new drug application ("IND"). We cannot be certain that submission of an IND would result in FDA authorization to begin clinical trials.

Clinical trials must meet FDA regulatory requirements for Institutional Review Board oversight and informed consent and good clinical practice regulations. We have limited experience in conducting preclinical studies and no experience in conducting clinical trials necessary to obtain regulatory approval. We may not be able to conduct those clinical trials at preferred sites, obtain sufficient test subjects or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in such trials are being exposed to unacceptable health risks or if it finds deficiencies in the IND or conduct of the investigation. We may encounter problems in clinical trials which cause us or the FDA to delay, suspend or terminate such trials.

In addition to the FDA requirements, the National Institutes of Health ("NIH") has established guidelines for research involving recombinant DNA molecules, which we use in our research. These guidelines apply to recombinant DNA research which is conducted at or supported by the NIH. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the NIH must be approved by the NIH's Recombinant DNA Advisory Committee.

We cannot assure you that any product developed by us will prove to be safe and efficacious in clinical trials or will meet all of the applicable regulatory requirements necessary to receive marketing approval. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. If regulatory approval is granted for a product, such approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials. Furthermore, approval may require ongoing requirements for postmarketing studies. Even if a product is approved for marketing, the product, its manufacturer and its manufacturing facilities are continuously subject to review and periodic inspections. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

WE MAY NOT BE SUCCESSFUL IN OBTAINING REQUIRED FOREIGN REGULATORY APPROVALS

We cannot be certain that we will obtain any regulatory approvals in other countries. In order to market our products outside of the United States, we also must comply with numerous and varying foreign regulatory requirements implemented by foreign health authorities. These requirements govern the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.

WE MAY BE UNABLE TO EFFECTIVELY PRICE OUR PRODUCTS OR OBTAIN ADEQUATE REIMBURSEMENT

If we succeed in bringing our proposed products to the market, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. The business and financial condition of our company is affected by the efforts of government and third party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government control on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business. In addition, in both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services.

THE GENE-BASED THERAPEUTICS MARKET IS HIGHLY COMPETITIVE

The field of gene therapy is new and rapidly evolving and is expected to undergo significant technological change in the future. We expect increased competition from fully integrated pharmaceutical companies and more established biotechnology companies. Most of these companies have significantly greater financial resources and expertise than we do in the following:

o research and development,
o preclinical studies and clinical trials,
o obtaining regulatory approvals,
o manufacturing,
o marketing and distribution.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. In addition, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel. Our competitors may develop more effective or more affordable products, or achieve earlier product commercialization than we do.

We are aware that other companies are conducting preclinical studies and clinical trials for viral and non-viral gene therapy products. One of these companies is supporting clinical studies for use of AAV vectors in the treatment of cystic fibrosis.

We believe the primary competitive factors for success in the gene therapy field will be:

o product efficacy,
o safety,
o manufacturing capability,
o the timing and scope of regulatory approvals,
o the timing of market introduction,
o marketing and sales capability,
o reimbursement coverage,
o price and patent position.

Our competitors may develop more effective or more affordable products, or achieve earlier product commercialization than we do.

WE MY BE UNABLE TO EFFECTIVELY PROTECT OUR PATENTS AND PROPRIETARY RIGHTS

Our success will depend to a significant degree on our ability to:

o obtain patents and licenses to patent rights
o preserve trade secrets
o operate without infringing on the proprietary rights of others

To date, we have filed a number of patent applications in the United States relating to our technologies. In addition, we have acquired exclusive and non-exclusive licenses to certain issued patents and pending patent applications. We cannot assure you that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology products, and we expect that administrative proceedings, litigation or both will be necessary to determine the validity and scope of our and others' biotechnology products. Such proceedings or litigation may require a significant commitment of our resources in the future. If patents can be obtained, we cannot assure you that any such patents will provide us with any competitive advantage. For example, others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated in litigation. In addition, two of our patent applications are co-owned with co-inventors. Under the terms of agreements with the co-inventors, we have an option to obtain an exclusive, worldwide, transferable, royalty-bearing license for such technology, and are currently in discussions with one of the co-inventors to obtain such a license. If we cannot negotiate exclusive rights to such co-owned technology, each co-inventor may have rights to independently make, use, offer to sell or sell the patented technology. Commercialization, assignment or licensing of such technology by a co-inventor could have a material adverse effect on our business, financial condition and results of operations.

We also rely on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

OTHER PERSONS MAY ASSERT RIGHTS IN OUR PROPRIETARY TECHNOLOGY, WHICH WOULD BE COSTLY TO CONTEST OR SETTLE

Third parties may assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party's patent rights or other intellectual property, but we cannot assure you that litigation asserting such claims will not be initiated, that we would prevail in any such litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to such technologies.

WE HAVE NO EXPERIENCE IN MANUFACTURING, MARKETING OR SELLING OUR PRODUCTS

We have no experience in, and currently lack the resources and capability to, manufacture or market any of our proposed products on a commercial basis. In addition, we have not yet implemented the FDA's regulations concerning current Good Manufacturing Practices. Initially, we anticipate that we will be dependent to a significant extent on collaborative partners or other entities for commercial scale manufacturing of our products. If we decide to establish a commercial scale manufacturing facility, we will need substantial additional funds and personnel and will be required to comply with extensive regulations applicable to such facility. We may not be able to develop adequate commercial manufacturing capabilities either on our own or through third parties. In addition, we do not anticipate establishing our own sales and marketing capabilities in the foreseeable future. We may not be able to develop adequate marketing capabilities either on our own or through third parties.

WE MAY BE UNABLE TO ATTRACT AND RETAIN THE QUALIFIED EMPLOYEES WE NEED TO BE SUCCESSFUL

We are highly dependent on certain members of our management and research and development staff. The loss of any of these persons could have a material adverse effect on our business. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. We cannot assure you that we will be successful in attracting and retaining skilled personnel who generally are in high demand in the pharmaceutical and biotechnology industries. The loss of certain key employees or our inability to attract and retain other qualified employees could have a material adverse effect on our business. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by employers other than us and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS WHICH MAY EXCEED THE SCOPE OR AMOUNT OF OUR INSURANCE COVERAGE

The manufacture and sale of medical products entail significant risk of product liability claims. We currently do not carry product liability insurance although we intend to obtain such coverage prior to commencing clinical trials. We cannot assure you that such coverage will be adequate to protect us from any liabilities we might incur in connection with the use or sale of our products. In addition, we may require increased product liability coverage as additional products are commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business and results of operations. We must indemnify certain of our licensors against any product liability claims brought against them arising out of products developed by us under these licenses.

WE FACE RISKS FROM USING HAZARDOUS AND RADIOACTIVE MATERIALS AND MAY INCUR ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS

Our research and development efforts involve the use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the storage, use, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may incur substantial costs to comply with environmental regulations if we develop our own commercial manufacturing facility.

OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY COMPUTER FAILURES IN THE YEAR 2000

We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. We are in the process of working with our software vendors to ensure that the software that we have licensed from third parties will operate properly in the year 2000 and beyond. In addition, we are working with our external suppliers and service providers to ensure that they and their systems will be able to support our needs and, where necessary, interoperate with our server and networking hardware and software infrastructure in preparation for the year 2000. We do not anticipate that we will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either Avigen, our customers or vendors could have a material adverse effect on our business, results of operations and financial condition.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding Avigen's drug development programs, clinical trials, receipt of regulatory approval, capital needs, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and Avigen's actual results could differ materially from those anticipated in the forward-looking statements, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                       WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

o    Annual Report on Form 10-K for the year ended June 30, 1998;

o    Current Report on Form 8-K filed October 9, 1998;

o    Quarterly Report on Form 10-Q filed November 13, 1998;

o    Current Report on Form 8-K filed January 29, 1999;

o    Current Report on Form 10-Q filed February 16, 1999; and

o The description of the common stock contained in Avigen's Registration Statement on Form 8-A, as filed on April 22, 1996 with the SEC under the Securities Exchange Act of 1934.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                         Avigen, Inc.
                         1201 Harbor Bay Parkway
                         Suite 1000
                         Alameda, CA     94502
                         (510) 748-7150
                         http://www.Avigen.com

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

In a private placement to the selling stockholders concluding at the end of December 1998, we sold to the selling stockholders common stock and warrants to purchase common stock and agreed to register the common stock and the shares of common stock issuable upon the exercise of warrants sold to those selling stockholders for resale. We also agreed to use our best efforts to keep the Registration Statement effective for two years, or until all of the shares are sold under the Registration Statement, whichever comes first. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

The following table sets forth certain information regarding the beneficial ownership of the common stock, as of December 31, 1998, by each of the selling stockholders.

The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Avigen. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of December 31, 1998, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group. Applicable percentages are based on 10,253,121 shares outstanding on December 31, 1998 adjusted as required by rules promulgated by the SEC.

                                             SHARES BENEFICIALLY OWNED PRIOR TO
                                                         OFFERING
                                             ----------------------------------
           SELLING STOCKHOLDER                  NUMBER              PERCENT         SHARES BEING OFFERED
------------------------------------------   -----------           ---------        --------------------
Paluel Marmont Banque (1)...............       131,868                1.29%               131,868
Active Site Partners, L.P.(2)...........        15,630                *                    15,630
Allan P. Fishbein, M.D.(3) .............        31,266                *                    31,266
Andrew Brinkman (Petros Capital)(4).....        93,810                *                    93,810
A. Salam Qureishi(5)....................        15,630                *                    15,630
Bernard J. McDermott, Jr.(6)............        93,810                *                    93,810
Daniel Katz (IRA Chase Custodian)(7)....        31,266                *                    31,266
Feinstein Drugs, Inc.(8) ...............        15,630                *                    15,630
Herbert Charles Feinstein(9)............        15,630                *                    15,630
Hofung Holdings Limited(10).............        62,538                *                    62,538
John R. Hillsman(11)....................        15,630                *                    15,630
J&L Katz Family Limited Partnership(12).        31,266                *                    31,266
The John D. Leland and Sandra S. Leland         15,630                *                    15,630
Trust(13)..............................
Kahan Family Trust(14)..................        62,538                *                    62,538
Kenneth S. Yamamoto, M.D.(15)...........        15,630                *                    15,630
Leonard A. & Dena G. Oppenheim(16)......        15,630                *                    15,630
Lubna F. Qureishi(17)...................         7,812                *                     7,812
Leila F. Qureishi(18)...................         7,812                *                     7,812
Marc & Ingrid Gelman(19)................        15,630                *                    15,630
Marksman Partners, L.P.(20).............        31,266                *                    31,266
Nai-Ping Leung(21)......................        15,630                *                    15,630
Prudent Bear Fund, Inc.(22).............       312,702                3.05%               312,702
Richard F. Gaston(23)...................        31,266                *                    31,266
Mr. Tan/Engsoon(24).....................        62,532                *                    62,532
Veron International Limited(25).........       187,620                1.83%               187,620
Virginia Leung(26)......................        15,630                *                    15,630
Joseph DiBenedetto, Jr.(27).............        12,240                *                    12,240
LA Compagnie Financiere(28).............        61,224                *                    61,224
Lewis C. Pell(29) ......................        48,978                *                    48,978
Pequot Scout Fund, L.P.(30) ............       240,000                2.34%               240,000
Toshiyuki Omori(31).....................        11,964                *                    11,964
                                             ---------               ------             ---------
Total...................................     1,725,708               16.83%             1,725,708
                                             =========               ======             =========

*    Less than 1% of the outstanding shares of common stock.

(1) Includes 21,978 shares issuable upon exercise of warrants held by this selling stockholder.

(2) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(3) Includes 5,211 shares issuable upon exercise of warrants held by this selling stockholder.

(4) Includes 15,635 shares issuable upon exercise of warrants held by this selling stockholder.

(5) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(6) Includes 15,635 shares issuable upon exercise of warrants held by this selling stockholder.

(7) Includes 5,211 shares issuable upon exercise of warrants held by this selling stockholder.

(8) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(9) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(10) Includes 10,423 shares issuable upon exercise of warrants held by this selling stockholder.

(11) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(12) Includes 5,211 shares issuable upon exercise of warrants held by this selling stockholder.

(13) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(14) Includes 10,423 shares issuable upon exercise of warrants held by this selling stockholder.

(15) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(16) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(17) Includes 1,302 shares issuable upon exercise of warrants held by this selling stockholder.

(18) Includes 1,302 shares issuable upon exercise of warrants held by this selling stockholder.

(19) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(20) Includes 5,211 shares issuable upon exercise of warrants held by this selling stockholder.

(21) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(22) Includes 52,117 shares issuable upon exercise of warrants held by this selling stockholder.

(23) Includes 5,211 shares issuable upon exercise of warrants held by this selling stockholder.

(24) Includes 10,422 shares issuable upon exercise of warrants held by this selling stockholder.

(25) Includes 31,270 shares issuable upon exercise of warrants held by this selling stockholder.

(26) Includes 2,605 shares issuable upon exercise of warrants held by this selling stockholder.

(27) Includes 2,040 shares issuable upon exercise of warrants held by this selling stockholder.

(28) Includes 10,204 shares issuable upon exercise of warrants held by this selling stockholder.

(29) Includes 8,163 shares issuable upon exercise of warrants held by this selling stockholder.

(30) Includes 40,000 shares issuable upon exercise of warrants held by this selling stockholder.

(31) Includes 1,994 shares issuable upon exercise of warrants held by this selling stockholder.


                              PLAN OF DISTRIBUTION

The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

o    in the over-the-counter market,

o    in private transactions,

o    through options,

o    by pledge to secure debts and other obligations, or

o    a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold or may acquire upon exercise of the warrants. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

All expenses of this registration, estimated at approximately $28,000, will be paid by Avigen. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

                                  LEGAL MATTERS

Cooley Godward LLP, Palo Alto, California will give its opinion that the shares offered in this prospectus have been, or will be upon exercise of the warrants, validly issued and are, or will be upon exercise of the warrants, fully paid and non-assessable.

                                     EXPERTS

The financial statements of Avigen appearing in Avigen's Annual Report on Form 10-K for the year ended June 30, 1998 have been audited by Ernst & Young, LLP independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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     We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of February 26, 1999. You should not assume that this prospectus is accurate as of any other date.

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                            TABLE OF CONTENTS                               PAGE

Prospectus Summary..........................................................  2
Risk Factors................................................................  3
Forward-Looking Statements..................................................  8
Were You Can Find More Information..........................................  9
Use of Proceeds.............................................................  9
Selling Stockholders........................................................ 10
Plan of Distribution........................................................ 12
Legal Matters............................................................... 14
Experts..................................................................... 14

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                                1,725,708 SHARES


                                  COMMON STOCK


                                 --------------
                                   PROSPECTUS
                                 --------------

                                  AVIGEN, INC.



                               February 26, 1999


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